Citigroup Inc.
Pricing Supplement No. 2013–CMTNH0180 dated September 30, 2013, relating to
Preliminary Pricing Supplement No. 2013-CMTNH0180 dated September 26, 2013
Registration Statement No. 333-172562
Filed Pursuant to Rule 433

211,500 Dual Directional Trigger PLUS Based on Shares of the Market Vectors® Gold Miners ETF
Due October 5, 2015
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS—SEPTEMBER 30, 2013
Underlying shares:	Shares of the Market Vectors® Gold Miners ETF (NYSE Arca symbol: “GDX”) (the “ETF” or “underlying share issuer”)
Pricing date:	September 30, 2013
Issue date:	October 3, 2013
Valuation date:	September 30, 2015, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	October 5, 2015
Aggregate principal amount:	$2,115,000
Stated principal amount:	$10 per security
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪ If the final share price is equal to or greater than the initial share price:
$10 + the leveraged upside payment, subject to the maximum return at maturity
▪ If the final share price is less than the initial share price but greater than or equal to the trigger price:
$10 + ($10 × the absolute share return)
▪ If the final share price is less than the trigger price:
$10 × the share performance factor
If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $8.00 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial share price:	$25.06 (the closing price of the underlying shares on the pricing date)
Final share price:	The closing price of the underlying shares on the valuation date
Leveraged upside payment:	$10 × absolute share return × leverage factor
Absolute share return:	The absolute value of the share percent change
Share percent change:	The final share price minus the initial share price, divided by the initial share price
Share performance factor:	The final share price divided by the initial share price
Leverage factor:	150%
Maximum return at maturity:	$5.70 per security (57.00% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $15.70 per security.
Trigger price:	$20.048, 80.00% of the initial share price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17321F854 / US17321F8547
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.000	$0.225	$9.775
Total:	$2,115,000.00	$47,587.50	$2,067,412.50
(1) On the pricing date, the estimated value of the securities is $9.653 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, in connection with your investment in the securities.

Preliminary Pricing Supplement dated September 26, 2013
Product Supplement No. EA-02-02 dated December 27, 2012   Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Market Vectors® is a service mark of Van Eck Associates Corporation (“Van Eck”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Van Eck.  Van Eck makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities.  Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.